FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   Name and Address of Company:

JED Oil Inc. (“JED”)

P.O. Box 1420, 1601 - 15th Ave.

Didsbury, AB  T0M 0W0

ITEM 2   Date of Material Change:

July 23, 2008

ITEM 3   News Release:

A press release was issued on July 23, 2008 via Business Wire (including CNN Matthews).

ITEM 4   Summary of Material Change:

JED announced that it has received a second notice from the American Stock Exchange (“AMEX”) that JED is not in compliance with Section 1003(a)(iv) of the AMEX Company Guide.

ITEM 5   Full Description of Material Change:

JED announced it has received a second notice from AMEX dated July 15, 2008 expressing concern about JED’s ability to be in compliance by October 13, 2008 with Section 1003(a)(iv) of the AMEX Company Guide, due to the extensions of the maturity date of JED’s outstanding $40.24 million of Convertible Notes.  By August 5, 2008 JED must submit an Additional Plan, including its strategic initiatives and specific milestones.  If the Additional Plan is accepted by AMEX, JED will continue to have until October 13, 2008 to be in compliance with Section 1003(a)(iv) of the AMEX Company Guide.  If such a plan is not submitted by JED or is not accepted by AMEX, JED may be subject to delisting proceedings.

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

Marcia Johnston, V.P., Legal & Corporate Affairs

(403) 335-2105

ITEM 9   Date of Report:

Dated at Didsbury, Alberta on July 23, 2008.